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                              September 1, 2022

       Benjamin Tran
       Chief Executive Officer
       Bitech Technologies Corporation
       600 Anton Boulevard, Suite 1100
       Costa Mesa, CA 92626

                                                        Re: Bitech Technologies
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed August 15,
2022
                                                            File No. 333-266887

       Dear Mr. Tran:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Disposition of Quad Video Assets, page 5

   1. Please revise to disclose the price(s) paid by Peter Dalrymple for (i) the assets of Quad
                                                        Video and (ii) the SPIN
accounts receivable referenced on page 6.
       Financial Statements, page F-1

   2. In connection with the recapitalization and reverse acquisition on March 31, 2022, between Spinal Injury
Solutions, Inc. and Bitech Mining Corporation, please help us understand why an Item
4.01 8-K was not filed with the information required by Item 304 of Regulation S-K,
including a letter from the former accountants. In a reverse merger transaction, a change
in accountants occurs unless one accountant audited the financial
 Benjamin Tran
Bitech Technologies Corporation
September 1, 2022
Page 2
         statements of both parties to the merger. The accountant who is no longer associated with the continuing entity is considered the predecessor accountant. Since you accepted the resignation of Ham, Langston & Brezina, LLP on April 29, 2022, it would appear BF
         Borgers CPA PC would be the former accountants after the March 31, 2022, merger transaction.
3. Pursuant to Item 11(i) of Part I for Form S-1, please provide the information required by
         Item 304 of Regulation S-K in the Form S-1. We remind you that this should address all changes in accountants that have taken place during the two most recent fiscal years or any subsequent interim period.
Note 6. Restatement of Previously Issued/Reported Financial Statements, page
F-20

4. We note that the financial statements for the three months ended March 31, 2022 have been restated as management determined that the Company erroneously did not reflect the accounting perspective of Bitech Mining on March 31, 2022. Please file an Item 4.02 Form 8-K related to the non-reliance on previously issued financial
         statements and amend your Form 10-Q for the period ended March 31, 2022.
         Alternatively, advise as to why you determined this was not necessary.
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page EX-23

5.     BF Borgers CPA PC indicate that they did not do any work after the period
       ended December 31, 2021 and did not review the quarterly financial information as another firm performed that work. Please confirm that BF Borgers CPA PC performed the procedures required by PCAOB AS 4101. In this regard, it is unclear how BF Borgers
FirstName LastNameBenjamin Tran
       CPA PC would be able to provide a currently dated consent without performing these
Comapany    NameBitech
       procedures.      Technologies
                    Please            Corporation
                           advise and provide a revised consent to remove or
clarify this
       wording.
September  1, 2022 Page 2
FirstName LastName
 Benjamin Tran
FirstName LastNameBenjamin    Tran
Bitech Technologies Corporation
Comapany 1,
September NameBitech
             2022     Technologies Corporation
September
Page 3    1, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Craig D. Linder, Esq.